Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 7 DATED MARCH 10, 2011
TO THE PROSPECTUS DATED JULY 19, 2010

This document supplements, and should be read in conjunction with, our prospectus dated July 19, 2010, Supplement No. 2 dated September 9, 2010, Supplement No. 3 dated September 15, 2010, Supplement No. 4 dated October 19, 2010, Supplement No. 5 dated November 17, 2010 and Supplement No. 6 dated February 25, 2011. The purpose of this Supplement No. 7 is to disclose:

•	the resignation of Andrew C. Richardson as our President, Chief Financial Officer and Treasurer; and

•	the appointment of Daniel R. Gilbert to serve as our President, and to continue to serve as our Chief Investment Officer.

On February 25, 2011, Andrew C. Richardson notified our board of directors that he will resign as our President, Chief Financial Officer and Treasurer as of March 27, 2011, or the effective date. He will also resign from the positions of President, Chief Financial Officer and Treasurer of our advisor as of the effective date. Mr. Richardson resigned from his positions with us and our affiliates to join The Howard Hughes Corporation (NYSE: HHC) in Dallas, Texas as its Chief Financial Officer.

On March 1, 2011, our board of directors appointed Daniel R. Gilbert to serve as our President, and to continue to serve as our Chief Investment Officer, as of the effective date. Mr. Gilbert will no longer serve as our Executive Vice President as of the effective date. In addition, as of the effective date, Mr. Gilbert will serve as our President, and will continue to serve as Chief Investment Officer of our advisor, but will no longer serve as our advisor’s Executive Vice President.

Mr. Gilbert, age 41, has served as Chief Investment Officer of our sponsor since January 2009 and as an executive vice president of our sponsor since its initial public offering in October 2004. Since October 2010, Mr. Gilbert has also served as Chief Investment Officer of NorthStar Senior Care Trust, Inc., or NorthStar Senior Care, the second public, non-listed REIT sponsored by our sponsor, and its advisor. Mr. Gilbert has primary responsibility for the asset management and primary investment businesses of us, our sponsor and NorthStar Senior Care. From July 2004 until October 2004, Mr. Gilbert served as an executive vice president and Managing Director of Mezzanine Lending of NorthStar Capital, which included responsibility for the oversight of NorthStar Funding, LLC, a joint venture with a single institutional investor organized for the purpose of making investments in real estate-related mezzanine debt. From September 1994 to June 2004, Mr. Gilbert held a number of positions with Merrill Lynch & Co., in its Global Principal Investments and Commercial Real Estate Department. At Merrill Lynch, he was responsible for originating principal investments in real estate opportunity funds, mortgage loans, subordinated notes, mezzanine loans, preferred equity, distressed debt and related commercial mortgage-backed securities. Prior to joining Merrill Lynch, he held accounting and legal related positions at Prudential Securities Incorporated between October 1991 and June 2004. Mr. Gilbert received a Bachelor of Arts from Union College in Schenectady, New York.

As of the date of this Supplement No. 7, we have not yet identified a replacement to fill the positions of Chief Financial Officer and Treasurer.